Meso Numismatics, Inc.

January 8, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Rebekah Reed

Division of Corporation Finance

Office of Life Sciences

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re:	Meso Numismatics, Inc.
Registration Statement on Form S-1
File No. 333-276343

Dear Ms. Reed:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Meso Numismatics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on Wednesday January 10, 2024, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:	/s/ Dave Christensen
Dave Christensen
Chief Executive Officer

433 Plaza Real Suite 275

Boca Raton, Florida 33432

(800) 889-9509